Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross updates 2015 full-year guidance

Lowers all-in sustaining cost, cost of sales and capital expenditure guidance

Toronto, Ontario – September 17, 2015 – Kinross Gold Corporation (TSX:K; NYSE:KGC) announced today that it has updated its 2015 full-year guidance for all-in sustaining cost, cost of sales, capital expenditures, production and overhead.

The positive adjustments are:

•	All-in sustaining cost per gold equivalent ounce (Au eq. oz.) sold guidance lowered to $975-$1,025 from $1,000-$1,100.

•	Cost of sales per Au eq. oz. guidance range lowered to $690-$730 from the previous guidance range of $720-$780.

•	Capital expenditure guidance lowered to $650 million from $725 million.

•	Production guidance range narrowed upward to 2.5-2.6 million Au eq. oz. from the previous guidance range of 2.4-2.6 million Au eq. oz.

•	Overhead (general and administrative, and business development expenses) expected to be below guidance of $205 million. Kinross is also exploring additional opportunities to reduce overhead costs as part of a company-wide spending review, the results of which will be announced in the third quarter of 2015.

“We are on track for another strong year as a result of our continued focus on cost reduction and drive to enhance production,” said Kinross President and CEO J. Paul Rollinson. “Every region has stepped up and is expected to produce at, or above, its prior guidance range, and below prior cost guidance ranges. Capital expenditures, which we have decisively reduced in recent years, are expected to come in significantly below prior guidance. Expected savings from sustaining capital represents roughly half the reduction, with the remainder coming from a combination of planned deferrals and savings of discretionary capital spending. This, along with measured reductions in overhead, have contributed to a sizable reduction in our all-in sustaining cost guidance.”

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, statements with respect to our guidance for production; costs of sales, all-in sustaining cost of sales, capital expenditures and overhead (including but not limited to general and administrative expenses and business development expenses). The words ‘‘expects’’, “explore”, “guidance”, “on track”, “opportunities” or “plan”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Q2, 2015 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to applicable laws (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees); fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples;changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in applicable legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business ; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2014 and Q2, 2015 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce1.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 2 Kinross updates 2015 full-year guidance	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

A $10 per barrel change in the price of oil would be expected to result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 3 Kinross updates 2015 full-year guidance	www.kinross.com